# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Telix Pharmaceuticals Ltd, CIK 0002007191
CUSIP: 87961M105
Title of class of securities: Ordinary Shares
Address of issuer's principal executive offices: 55 Flemington Road, North Melbourne, Victoria, Australia (C3), 3051
Date of event which requires filing of this statement: 11/12/2024
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002037713

## Reporting persons
- Behrenbruch Christian: type of reporting person: individual (IN); citizenship or place of organization: Australia (C3); does not affirm membership in a group (box b); sole voting power 654,006; shared voting power 22,675,000; sole dispositive power 654,006; shared dispositive power 22,675,000; aggregate amount beneficially owned 23,329,006 (6.97% of the class)
  Comment: (1) Footnote to Rows 5, 7, and 9: Consists of 153,298 ordinary shares, 400,000 American Depositary Shares ("ADSs"), with each ADS representing one ordinary share, and 100,708 ordinary shares issuable upon the exercise of options that are exercisable within 60 days of September 30, 2024.
  (2) Footnote to Rows 6, 8, and 9: Consists of 22,675,000 ordinary shares held by Elk River Holdings Pty Ltd as Trustee for the Behrenbruch Family Trust. Dr. Behrenbruch is the sole director and shareholder of Elk River Holdings Pty Ltd.
  (3) Footnote to Row 11: Based on 334,683,357 ordinary shares outstanding as of September 30, 2024, as reported in the Form 20-F filed by the Issuer with the Securities and Exchange Commission on October 17, 2024.
- Elk River Holdings Pty Ltd: type of reporting person: other (OO); citizenship or place of organization: Australia (C3); does not affirm membership in a group (box b); sole voting power 0; shared voting power 22,675,000; sole dispositive power 0; shared dispositive power 22,675,000; aggregate amount beneficially owned 22,675,000 (6.78% of the class)
  Comment: (1) Footnote to Rows 6, 8, and 9: Consists of 22,675,000 ordinary shares held by Elk River Holdings Pty Ltd as Trustee for the Behrenbruch Family. Dr. Behrenbruch is the sole director and shareholder of Elk River Holdings Pty.
  (2) Footnote to Row 11: Based on 334,683,357 ordinary shares outstanding as of September 30, 2024, as reported in the Form 20-F filed by the Issuer with the Securities and Exchange Commission on October 17, 2024.

## Item 1. Issuer
Name of issuer: Telix Pharmaceuticals Ltd
Address of issuer's principal executive offices: 55 Flemington Road, North Melbourne, Victoria, Australia, 3051

## Item 2. Person Filing
Name of person filing: Dr. Christian Behrenbruch and Elk River Holdings Pty Ltd (the "Reporting Persons")
Address of principal business office or, if none, residence:
Dr. Christian Behrenbruch
55 Flemington Road, North Melbourne, Victoria, Australia, 3051

Elk River Holdings Pty Ltd
Registered Office: Unit 5 151 Barkly Avenue, Burnley, Victoria, Australia, 3121
Citizenship:
Dr. Chris Behrenbruch
Australia

Elk River Holdings Pty Ltd
Organized under the laws of Australia

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The ownership information below represents beneficial ownership of ordinary shares by the Reporting Persons as of November 12, 2024, based upon 334,683,357 ordinary shares of the Issuer outstanding as of September 30, 2024.

Dr. Christian Behrenbruch is the sole beneficial owner of 654,006 ordinary shares, which includes 400,000 ADSs and 100,708 ordinary shares issuable upon the exercise of options that are exercisable within 60 days of September 30, 2024.

Dr. Christian Behrenbruch is the sole director of Elk River Holdings Pty Ltd and has discretionary authority to vote and dispose of 22,675,000 ordinary shares held by the Behrenbruch Family Trust, for which Elk River Holdings Pty Ltd serves as the Trustee.

Dr. Christian Behrenbruch
23,329,006 ordinary shares

Elk River Holdings Pty Ltd
22,675,000 ordinary shares
Percent of class:
Dr. Christian Behrenbruch
Percent of class: 6.97%

Elk River Holdings Pty Ltd
Percent of class: 6.78%
Sole power to vote or to direct the vote:
Dr. Christian Behrenbruch
654,006

Elk River Holdings Pty Ltd
0
Shared power to vote or to direct the vote:
Dr. Christian Behrenbruch
22,675,000

Elk River Holdings Pty Ltd
22,675,000
Sole power to dispose or to direct the disposition:
Dr. Christian Behrenbruch
654,006

Elk River Holdings Pty Ltd
0
Shared power to dispose or to direct the disposition:
Dr. Christian Behrenbruch
22,675,000

Elk River Holdings Pty Ltd
22,675,000

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Behrenbruch Christian: /s/ Dr. Christian Behrenbruch, Behrenbruch Christian (02/14/2025)
- Elk River Holdings Pty Ltd: /s/ Dr. Christian Behrenbruch, Dr. Christian Behrenbruch/Director (02/14/2025)